

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


May 18, 2011

Jack Lu
President and Chief Executive Officer
UTStarcom, Inc.
20F, Tower E1, The Towers
Oriental Plaza
No. 1 East Chang An Avenue
Dong Cheng District
Beijing, 100738
People's Republic of China

> **Re:     UTStarcom, Inc.**
> **Amendment No. 1 to Annual Report on Form 10-K**
> **Filed April 19, 2011**
> **File No. 000-29661**

Dear Mr. Lu:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors – Factors Affecting Future Operating Results – Risks Related to Our Business, page 4

Failure to achieve and maintain effective internal controls . . ., page 4

1.     We note your response to comment two in our letter dated May 9, 2011. However, we believe further disclosure should be provided in order to enable a more complete understanding of the events surrounding the material wire transfer

and the company's response to those events.  We believe this information is appropriate so that investors can better assess the significance of this risk factor.


You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters.  Please contact John Harrington, Staff Attorney, at (202) 551-3576, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for    Larry Spirgel
Assistant Director


cc:    Carmen Chang, Esq.
Scott Anthony, Esq.
Eva Wang, Esq.
Valerie Barnett, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
Via facsimile: (650) 493-6811